SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                   AQUILA, INC.
             -------------------------------------------------------
                                (Name of Issuer)

   		     COMMON STOCK, $1.00 PAR VALUE PER SHARE
             ------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)


                                   03840P102
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                            Third Avenue Management LLC
			      Attn:  Mr. David Barse
                            	767 Third Avenue
                                New York, NY 10017
                                 (212) 888-2290
            -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  January 21, 2003
             -------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Avenue Management LLC
	    (EIN 01-0690900)

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                10,876,500
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     11,026,500
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            11,026,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.1%(1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------
(1)	The percentages in thie Scedule 13D are calculated based upon the
	180,207,114 shares of Common Stock issued and outstanding as of November 5, 200, as reflected in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002, as filed with the Securities and Exchange Commission on November 14, 2002.

     This statement on Schedule 13D (this "Schedule 13D") is being filed by Third Avenue Management LLC (the "Reporting Person") and relates to the common stock, $1.00 par value per share (the "Common Stock"), of Aquila, Inc., a Delaware corporation (the "Company"). This Schedule 13D supercedes the Schedule 13G filed by the Reporting Person on January 10, 2003, with respect to the Common Stock.


Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 20 West Ninth Street, Kansas City, MO 64015.


Item 2.  Identity and Background.

     (a) This statement is filed by the Reportin Person.

     (b) The address of the principal business and principal office is 767 Third Avenue, New York, NY 10017.

     (c) The principal business of Third Avenue Management LLC, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of Investment Companies registered under the Investment Company Act of 1940, and on behalf of individually managed seperate accounts.

     (d) Neither the Reporting Person nor, to the best of their knowledge, any of its management committee members, executive officers, or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor, to the best of their knowledge, any of its management committee members, executive officers, or members has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a Limited Liability Company organized under the laws of the State of Delaware.


Item 3.  Source and Amount of Funds or Other Consideration.

	The Reporting Person is a registered investment adviser that acts as direct adviser to certain investment companies and also as a sub-adviser to certain other investment companies. Certain protfolios of these investment companies have used working capital to purchase share of the issuer upon the orders of the Reporting Person acting as adviser or sub-adviser. Directly Advised Funds: Third Avenue Small-Cap Value Portfolio of the Met Investors Series Trust, an investment company registered under the Investment Company Act of 1940, has expended $ $167,092 to acquire 35,000 shares of Common Stock, Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $32,415,981 to acquire 5,493,500 shares of Common Stock, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has expended $376,215 to acquire 150,000 shares of Common Stock, SunAmerica Style Select Series-Focused Multi-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $9,396,554 to acquire 5,000,000 shares of Common stock, SunAmerica Seasons Series Focus Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $371,445 to acquire 198,000 shares of Common Stock, American Express Partners Small
Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $714,335 to acquire 150,000 shares of Common Stock.

The Reporting Person has the ability to vote either directly or indirectly all shares of Common Stock held by the investment companies listed above in this
Item 3, with the exception of American Express Partners Small Cap Value Fund. In the case of that Fund, voting authority is retained by the Adviser, which takes advice from the Reporting Person but is under no obligation to follow that advice. For all other sub-advisory relationships, the Reporting Person instructs the primary advisor on how to vote shares; otherwise the Reporting Person will instruct each Fund's custodian on how to vote fund shareholding positions. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets.

Item 4.  Purpose of Transaction.

     The Reporting Person originally acquired the shares of Common Stock for investment purposes and previously reported its beneficial ownership of such shares on Schedule 13G. The Reporting Person is now reporting beneficial ownership of the shares of Common Stock on Schedule 13D for the reasons set forth below in this Item 4.

	The Reporting Person has become increasingly concerned with the Company's performance. The Reporting Person believes that senior management of the Company has grossly underperformed for the three years and nine months ended September 30, 2002, while being grossly overcompensated by the Company over the course of this period as measured against results actually achieved.

	For the three years and nine months through September 30, 2002, the Company suffered a cumulative net lost of $450,500,000 of which $1,097,200,000 of net loss was reported for the nine months ended September 30, 2002. Further, the major credit rating services have each downgraded the Company's indebtedness to junk status from investment grade; and on January 9, 2003 Moody's Investor Service placed the rating of the Company under review for a further possible downgrade.

	During this three year and nine month period ending September 30, 2002, the Chief Executive Officers of the Company have been either Mr. Richard C. Green, Jr. or his brother, Mr. Robert K. Green. For the three years ended December 31, 2001, Mr. Richard C. Green, Jr.'s compensation aggregated $21,628,090, or an average of $7,209,363 per year, with compensation of $10,306,696 for calendar year 2001. Mr. Robert K. Green succeeded his brother as Chief Executive Officer of the Company effective January 1, 2002 and resigned as Chief Executive Officer in October 2002. At the time of his resignation, Mr. Robert K. Green was granted severance compensation at that time deemed to have a present value of approximately $7,600,000. For the three years ended December 31, 2001, Mr. Robert K. Green's compensation aggregated $19,134,202, or an average of $6,378,067 per year, with compensation of $9,417,261 for calendar year 2001.

	The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein. However, consistent with the Reporting Person's interest in protecting its investment in the Company, the Reporting Person intends to closely monitor its investment in the Company on a continuing basis and may seek to have discussions with third parties, including other shareholders of the Company, or with management or members of the Board of Directors of the Company, regarding ways of improving the Company's performance, putting controls on the amount of senior management compensation, and enhancing shareholder value.

	In addition, depending on various factors, including, without limitation, the Company's financial position and business strategy, the conduct of management and the Board of Directors of the Company, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions and alternative business and investment opportunities available to the Reporting Person, the Reporting Person may in the future take other actions to protect its investment in the Company as it deems appropriate, including, without limitation, proposing one or more nominees for election to the Board of Directors of the Company (and soliciting proxies in connection therewith), making proposals to the Company concerning the capitalization, compensation levels of senior management, management changes, and operations of the Company, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

     (a) & (b) Current Ownership
               -----------------

     The Reporting Person possesses voting and dispositive control over shares of Common Stock held by the Investment Companies named in this Schedule 13D under its discretionary authority, except for by American Express
Partners Small Cap Value Fund, for which voting authority is retained by that Fund's adviser. The Reporting Person is either the sole investment advisor, sub-investment advisor or part of a team of other investment advisors who manage investment companies. The percentages used in this Item 5 and in the rest of this Scheudle 13D are calculated basd upon the 180,207,114 shares of Common Stock issued and outstanding as of November 5, 2002, as reflected in the Company's Quarterly Report on Form 10-Q for the period ended
September 30, 2002, as filed with the Securities and Exchange Commission on November 14, 2002.




  A.  Third Avenue Value Fund
      ------------------------

     (a) Amount beneficially owned:
	 5,493,500 shares.

     (b) Percent of class:
	 3.05%. The percentages used herein and in the rest of this statement are calculated based upon the 180,207,114 shares of Common Stock issued and outstanding as of November 5, 2002, as reflected in the Company's Form 10-Q for the period ended September 30, 2002 as filed with the Securities and Exchange Commission on November 14, 2002.

     (c) Number of shares as to which such Reporting Person has:

         (i)     Sole power to vote or direct the vote:
		 5,493,500

         (ii)    Shared power to vote or direct the vote:
		 0

         (iii)   Sole power to dispose or direct the disposition:
		 5,493,500

         (iv)    Shared power to dispose or direct the disposition:
		 0

  B. Third Avenue Value Portfolio of the Third Avenue Variable Series Trust
     ----------------------------------------------------------------------

     (a) Amount beneficially owned:
	 150,000

     (b) Percent of class: 0.08%

     (c) Number of shares as to which such Reporting Person has:
         (i)     Sole power to vote or direct the vote:
		 150,000

         (ii)    Shared power to vote or direct the vote:
		 0

         (iii)   Sole power to dispose or direct the disposition:
		 150,000

         (iv)    Shared power to dispose or direct the disposition: 0
		 0

  C. American Express Partners Small Cap Value Fund
     ----------------------------------------------

       (a) Amount beneficially owned:
	   150,000

       (b) Percent of class:  0.08%

       (c) Number of shares as to which such Reporting Person has:
           (i)     Sole power to vote or direct the vote:
		   0

           (ii)    Shared power to vote or direct the vote:
		   0

           (iii)   Sole power to dispose or direct the disposition:
		   150,000

           (iv)    Shared power to dispose or direct the disposition:
		   0


  D. Met Investor Series Trust-Third Avenie Small Cap Portfolio
     ----------------------------------------------------------

        (a) Amount beneficially owned:
	    35,000

        (b) Percent of class:  0.02%

        (c) Number of shares as to which such Reporting Person has:
            (i)     Sole power to vote or direct the vote:
		    35,000

            (ii)    Shared power to vote or direct the vote:
		    0

            (iii)   Sole power to dispose or direct the disposition:
		    35,000

            (iv)    Shared power to dispose or direct the disposition:
		    0

 E.SunAmerica Style Select Series- SunAmerica Focused Multi-Cap Value Portfolio
  ----------------------------------------------------------------------------

       (a) Amount beneficially owned:
	  5,000,000

       (b) Percent of class:  2.77%

       (c) Number of shares as to which such Reporting Person has:
           (i)     Sole power to vote or direct the vote:
		   5,000,000

           (ii)    Shared power to vote or direct the vote:
		   0

           (iii)   Sole power to dispose or direct the disposition:
		   5,000,000

           (iv)    Shared power to dispose or direct the disposition:
		   0


  F. SunAmerica Seasons Series-SunAmerica Focus Value Portfolio
     ----------------------------------------------------------

        (a) Amount beneficially owned:
	    198,000

        (b) Percent of class:  0.11%

        (c) Number of shares as to which such Reporting Person has:
            (i)     Sole power to vote or direct the vote:
		    198,000

            (ii)    Shared power to vote or direct the vote:
		    0

            (iii)   Sole power to dispose or direct the disposition:
		    198,000

            (iv)    Shared power to dispose or direct the disposition:
		    0


     (c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Common Stock during the past sixty days.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange primarily through its affiliated broker/dealer M.J. Whitman LLC. Certain transactions were executed in the "over-the-counter" or "third market" by Instinet.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, or members.

     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, other than the Investment Companies, no one of which has an interest which relates to in excess of five percent of the outstanding Common Stock.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	The Reporting Person has the ability to vote either directly or indirectly all fund shares of Common Stock except for those held by the American Express Partners Small Cap Value Fund. For sub-advisory relationships, the Reporting Person instructs the primary advisor on how to vote shares; otherwise the Reporting Person will instruct the funds custodian on how to vote fund shareholding positions. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets.

Item 7.  Material to be Filed as Exhibits.

Not Applicable.

                                   Schedule A
	(Transactions in Common Stock during the past sixty days undertaken by
			Third Avenue Management LLC)


Third Avenue Value Fund

                            Shares           Shares        Price**
          Date              Purchased        Sold          Per Share
          ----              ---------        ----          ---------

          12/19/02          232,300                        $1.77740



SunAmerica Style Select Series Multi-Cap Value Portfolio

                            Shares           Shares        Price**
          Date              Purchased        Sold          Per Share
          ----              ---------        ----          ---------

          12/05/02          514,700                        $1.81920
          12/06/02          456,200                        $1.91260
          12/09/02          443,200                        $1.84140
          12/10/02          428,800                        $1.88050
          12/11/02          645,100                        $1.94580
          12/12/02          577,800                        $1.89710
	  12/13/02	    284,200			   $1.88690
          12/16/02          579,000                        $1.82120
          12/17/02          359,900                        $1.81010
          12/18/02          550,800                        $1.80410
	  12/19/02	    160,300			   $1.77740



SunAmerica Seasons Series Trust Focus Value Portfolio

                            Shares           Shares        Price**
          Date              Purchased        Sold          Per Share
          ----              ---------        ----          ---------


          12/05/02           20,000                        $1.81920
          12/06/02           17,300                        $1.91260
          12/09/02           16,800                        $1.84140
          12/10/02           16,300                        $1.88050
	  12/11/02	     24,500			   $1.94580
          12/12/02           22,000                        $1.89710
	  12/13/02	     10,800			   $1.88690
          12/16/02           22,000                        $1.82120
          12/17/02           13,700                        $1.81010
          12/18/02           20,900                        $1.80410
	  12/19/02	     13,700			   $1.77740


**--All prices shown are an average price of transactions executed on that day.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                            January 21, 2003
                         ---------------------------
                            (Date)




                         THIRD AVENUE MANAGEMENT LLC

                         BY:/S/ MARTIN J. WHITMAN
                            ------------------------
                            Martin J. Whitman
                            Chairman and Chief Investment Officer